Exhibit 99.1

GDS Enhances its Strategic Presence in Southeast Asia with Acquisition of Land for Data Center Development in Batam, Indonesia

Shanghai, China, 15 November 2021 – GDS Holdings Limited (“GDS Holdings”, “GDS”, or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced that it has entered into a definitive agreement to acquire greenfield land in Nongsa Digital Park, located in Batam, Indonesia, approximately 25 kms from Singapore. GDS plans to construct two new data center buildings on the site, comprising a total net floor area of approximately 10,000 sqm and 28 MW of total IT power capacity. GDS expects to secure a supply of renewable energy to support the data center site.

The Indonesian Government has deemed Nongsa Digital Park a Special Economic Zone and Indonesia President Joko Widodo described it as the country’s “digital bridge” to the rest of the world. The Company’s development in Nongsa Digital Park will complement its existing project in Nusajaya Tech Park, Johor Bahru, Malaysia forming a strong core for its “Singapore Plus” strategy in the region.

The Company has recently entered into a strategic cooperation agreement with a major Chinese cloud service provider to support its international expansion, pursuant to which GDS will be prioritized as its data center provider in the region. The strategic cooperation extends the mutual trust between GDS and the customer from China to Southeast Asia, providing strong impetus for the success of the Company’s regional strategy.

“We are seeing strong demand from our Chinese cloud and internet customers for hyperscale data center capacity in Southeast Asia, particularly in Singapore or nearshore sites,” said William Huang, GDS Chairman and CEO. “We are pleased to have secured this high potential presence in Batam, which complements our presence in Johor Bahru. We look forward to deepening our relationship and working closely with the Indonesian government to move this project forward. With data center plans strategically located in Johor and now Batam, both centered around Singapore forming one network and inter-connectivity in the region, it creates vast potential for facilitating regional data deployment and ecosystems.”

In support of the project, Indonesia’s Coordinating Ministry for Economic Affairs (CMEA) and Ministry of Communication and Information Technology issued a joint statement: “We are happy to welcome GDS with their 20 years of data center expertise to our country,” said Airlangga Hartarto, Minister of CMEA. “Indonesia’s exposure to GDS’s well-established partnerships with major state-of-the-art hyperscale facilities will further fuel our technical infrastructure dedicated to our fast-growing digital economy. We appreciate GDS’s strategic decision to invest in the recently created Special Economic Zone in Nongsa Digital Park in Batam. With these key developments, we strongly believe that Indonesia will now evolve quickly and robustly as a key player in Asia.”

Semuel A Pangerapan, Director General of Application Informatics of Ministry of Communication and Information Technology of Indonesia, further stated: “The acceleration of digital transformation in Indonesia is imperative in order to support the nation’s fast-growing digital economy as outlined in the Roadmap of Digital Indonesia 2021 - 2024. Data center development is one of the important components that will enable not only the ecosystem digitalization, but also Indonesia’s vision to become the region’s or even the world’s digital hub. We welcome GDS for selecting Nongsa Digital Park in Indonesia as their next data center deployment location. This deployment will be a part of our data center ecosystem to support the digital transformation, and we also encourage GDS to consider further deployment of data center infrastructure in the country as the adoption of digital technology is happening all over Indonesia. GDS’ confidence in the business climate and regulations in Indonesia amplifies the importance of digital transformation, and we will continue to collaborate with the industry to enable deployment of data centers in Indonesia.”

Mohammad H Rudi, Head of Batam Indonesia Free Zone Authority (BP Batam), also stated: “GDS’s decision to have their first data center investment in Indonesia at Nongsa Digital Park Special Economic Zone (NDP SEZ), is a further testament on how Batam is becoming increasingly a key player for Indonesia’s digital economy. This announcement is in line with the President Joko Widodo’s vision of Batam as the “Digital Bridge” connecting Indonesia to Singapore and globally. The investment announced by GDS will create high-skilled job opportunities for our local talent and firmly puts NDP SEZ as one of the most attractive regional hubs for digital and IT investment.”

Herman Loh, Vice-President and Head of Regional Partnerships of Singapore’s Economic Development Board said: “GDS’s investment in Nongsa is positive for the region. Digital companies look for stability, resiliency, and redundancy in their critical infrastructure. GDS’s growing regional data center network will help to meet the requirements of digital companies, enabling their long-term and sustainable growth in the region.”

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which are hosted in many of its facilities. The Company offers co-location and managed services, including direct private connection to leading public clouds, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services. The Company has a 20-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 5176-5509

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

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